Benessere Capital Acquisition Corp.

78 SW 7th Street, Unit 800

Miami, FL 33130

VIA EDGAR

June 27, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and James Lopez

Re:	Benessere Capital Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2022
File No. 001-39836

Dear Mr. Holt and Mr. Lopez

Benessere Capital Acquisition Corp. (“Benessere,” the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 24, 2022, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on June 8, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Preliminary Proxy Statement on Schedule 14A filed June 8, 2022

General

1.

We note disclosure on page 58 of the Form S-4/A filed May 16, 2022 by BCAC Holdings Inc. indicating that you are not aware of any material regulatory approvals or actions that are required for the Business Combination other than relating to the HSR Act. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or

ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that Benessere’s sponsor is controlled by a U.S. person. Although there are non-U.S. individuals with minority interests in the sponsor, such foreign ownership interest in the combined entity following the Business Combination with eCombustible would represent less than 1%. Therefore, we are not aware of any material risks to investors relating to governmental review due to the minority non-U.S. interests in our sponsor.

However, in response to the Staff’s comment, we have revised the disclosure on page 22 of the Proxy Statement to describe the potential risk of completing an initial business combination to the extent that CFIUS may in the future determine to consider us to be a “foreign person”.

2.

We note your page 21 disclosure regarding an SEC investigation and Section 8(e) order. We also note statements on pages 1 and 23 indicating failure to approve the extension presents a significant risk to your ability to complete the business combination. Although you disclose that the investigation may result in penalties or delay, or that it may “materially impede” the consummation of the business combination, please revise to also provide clear, prominent disclosure that it could result in failure to consummate the business combination and the company being forced to liquidate. Include disclosure of the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised pages 11, 17 and 23 of the Proxy Statement to provide this additional disclosure.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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